


SEC MAIL
RECEIVED
PROCESSING
JUN 30 2003
WASH. D.C.
155
SECTION

United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Chittenden Corporation
Incentive Savings and Profit Sharing Plan
(Full Title of the Plan)

CHITTENDEN CORPORATION
(Name of issuer of the securities held pursuant to the plan)

Two Burlington Square
Burlington, Vermont 05402
(Address of principal executive office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Chittenden Corporation
Incentive Savings and Profit
Sharing Plan

Date 6-20-03

By Debra S Dayman
Debra Sailer Dayman
Benefits Manager
Human Resources

Date 6/20/03

By Sarah Merritt
Sarah Merritt
Senior Vice President
Director of Human Resources

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Financial Statements

(With Independent Auditors' Report)

December 31, 2002 and 2001

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
December 31, 2002 and 2001

TABLE OF CONTENTS

McSOLEY McCOY & CO.
certified public accountants and consultants

110 Kimball Avenue, Suite 250
South Burlington, VT 05403
Phone (802) 658-1808
Fax (802) 658-1779

Independent Auditors' Report

The Retirement Committee
Chittenden Corporation
Burlington, Vermont

We have audited the accompanying statements of net assets available for plan benefits of the Chittenden Corporation Incentive Savings and Profit Sharing Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Chittenden Corporation Incentive Savings and Profit Sharing Plan at December 31, 2002 and 2001, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the 2002 basic financial statements taken as a whole. The 2002 information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the 2002 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information in the supplemental schedules has been subjected to the auditing procedures applied in the audits of the 2002 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2002 basic financial statements taken as a whole.

McSoley McCoy & Co.

March 28, 2003
VT Reg. No. 92-349

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

	2002	2001
Assets:		
Investments, at fair value (note 3):		
Corporate stock - Chittenden Corporation, plan sponsor (note 5)	$ 19,755,408	$ 21,714,383
Mutual funds	34,862,145	37,192,732
Money market funds	7,618,797	5,820,028
Other investments	44,419	64,720
Participant loans receivable	1,712,687	1,773,104
Total investments at fair value	63,993,456	66,564,967
Receivables:		
Due from brokers	24,339	250
Employer contribution receivable	671,012	460,168
Total receivables	695,351	460,418
Cash and cash equivalents	49,783	29,292
Total assets	64,738,590	67,054,677
Liabilities:		
Due to brokers	21,419	56,704
Loan repayments payable	-	4,478
Participant distributions payable	20,083	-
Participant loans payable	29,700	-
Total liabilities	71,202	61,182
Net assets available for plan benefits	$ 64,667,388	$ 66,993,495

The accompanying notes are an integral part of these financial statements.

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2002

	Participant Directed	Non-Participant Directed		
	Investments	Loan Fund	Insurance Contracts	Total
Additions to net assets attributable to:				
Investment income:				
Net depreciation in fair value of investments (note 3)	$ (9,521,163)	$ -	$ (20,301)	$ (9,541,464)
Interest and dividend income	1,442,387	-	-	1,442,387
Total investment income	(8,078,776)	-	(20,301)	(8,099,077)
Contributions:				
Participant contributions	4,144,025	-	-	4,144,025
Employer contributions	1,644,261	-	-	1,644,261
Total contributions	5,788,286	-	-	5,788,286
Loan repayments	811,258	(811,258)	-	-
Transfer from other plan (note 6)	3,056,941	-	-	3,056,941
Total additions, net	1,577,709	(811,258)	(20,301)	746,150
Deductions:				
Deductions from net assets attributed to:				
Benefits paid to participants	(2,900,801)	(171,456)	-	(3,072,257)
Loans to participants	(922,297)	922,297	-	-
Total deductions	(3,823,098)	750,841	-	(3,072,257)
Net decrease for the year	(2,245,389)	(60,417)	(20,301)	(2,326,107)
Net assets available for plan benefits:				
Beginning of the year	65,155,671	1,773,104	64,720	66,993,495
End of the year	$ 62,910,282	$ 1,712,687	$ 44,419	$ 64,667,388

The accompanying notes are an integral part of these financial statements.

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001

	Participant Directed	Non-Participant Directed		
	Investments	Loan Fund	Insurance Contracts	Total
Additions to net assets attributable to:				
Investment income:				
Net depreciation in fair value of investments (note 3)	$ (4,679,938)	$ -	$ -	$ (4,679,938)
Interest and dividend income	1,320,477	19	4,670	1,325,166
Total investment income	(3,359,461)	19	4,670	(3,354,772)
Contributions:				
Participant contributions	3,733,445	-	-	3,733,445
Employer contributions	1,261,113	-	-	1,261,113
Total contributions	4,994,558	-	-	4,994,558
Loan repayments	824,321	(824,321)	-	-
Interfund transfers	29,153	-	(29,153)	-
Total additions, net	2,488,571	(824,302)	(24,483)	1,639,786
Deductions:				
Deductions from net assets attributed to:				
Benefits paid to participants	(6,286,369)	(166,854)	-	(6,453,223)
Loans to participants	(885,154)	885,154	-	-
Total deductions	(7,171,523)	718,300	-	(6,453,223)
Net decrease for the year	(4,682,952)	(106,002)	(24,483)	(4,813,437)
Net assets available for plan benefits:				
Beginning of the year	69,838,623	1,879,106	89,203	71,806,932
End of the year	$ 65,155,671	$ 1,773,104	$ 64,720	$ 66,993,495

The accompanying notes are an integral part of these financial statements.

(1) Description of Plan

The following description of the Chittenden Corporation Incentive Savings and Profit Sharing Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

(a) General - The Plan is a qualified profit sharing 401(k) plan covering all employees of the Chittenden Corporation (the "Employer") and subsidiaries who have completed at least 1,000 hours of service during the 12 consecutive months starting with the date of employment until September 1, 2002. On September 1, 2002 these requirements were eliminated and all employees are eligible as soon as administratively possible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(b) Contributions - Participants make voluntary employee salary reduction contributions pursuant to Section 401(k) of the Internal Revenue Code. Participants' basic contributions are from 2%-6% of compensation. Participants may make supplementary contributions of up to 20% of compensation. A participant's annual contribution may not exceed established IRS limits.

The Employer will match 35% of an employee's basic contribution. Such amounts are allocated based on basic employee contributions. The Employer may also make annual additional matching contributions at the discretion of Chittenden Corporation Board of Directors. The discretionary matching contributions are initially invested in either cash or the Chittenden Corporation Stock Fund. Participants may reallocate the contribution to other investment choices immediately upon receipt. Forfeitures are used to reduce the Employer's regular matching contribution.

Employees may make rollover contributions on approval of a Plan representative.

(c) Participant Accounts - Each participant's account is credited with the participant's basic and supplementary contributions and his or her allocation of (a) the Employer's contribution; and (b) Plan earnings. The allocation of the Employer's contribution is based on participants' basic contributions. The allocation of the Plan's earnings is based on participants' account balances. Participants allocate contributions in 5% increments among the funds described in note 3.

(d) Vesting – Employee contributions and rollover contributions are 100% vested when made. Prior to September 2002 a participant's vested percentage of the Employer contribution was based on years of service. Vesting began at 20% after one year of service. The vested percentage increased by twenty percentage points per year until the participant was fully vested after five years of service. A participant became 100% vested in the event of death or disability. The Plan was amended effective September 1, 2002 to eliminate the five-year graded vesting schedule for participants. After September 1, 2002, participants are immediately 100% vested in all Employer contributions.

(e) Participant Loans - After one year of participation, employees may borrow an amount of up to 50% of their vested account balance. The minimum loan amount is $1,000 and the maximum is $50,000. Loans are repaid through payroll deductions over a maximum 5 year term. The interest rate on employee loans is the prime rate plus 2%.

Description of Plan (continued)

(f) Payment of Benefits - Upon termination of service for other than death, disability or retirement, a participant's vested portion of his or her account may be paid in a lump sum immediately, may be deferred for up to twelve months or, for account balances greater than $5,000, deferred until a participant reaches age 65.

Distribution of a participant's entire account balance in the Plan will be made upon death, disability, retirement or other termination of service. Distributions will be made to the participant or to the participant's designated beneficiary in a lump sum payment unless deferral of payment is elected.

Payments may be made in cash or in a combination of cash and Chittenden Corporation stock certificates based on market value.

Effective January 1, 2002, the installment and annuity forms of payment previously available to amounts transferred from Vermont Financial Services Corporation, Bank of Western Massachusetts, and Flagship Bank plans to the Chittenden Plan, will no longer be available as optional forms of payment from the Plan. This change is subject to the requisite advance notification to participants in accordance with IRS regulations.

(g) Administrative Expenses - Although administrative expenses may be paid from Plan assets, such expenses are paid by the Plan sponsor.

(h) Income Tax Status - The Plan is qualified under Section 401(k) of the Internal Revenue Code (the Code) as a qualified cash or deferred arrangement and is exempt from taxation under the Code. The Plan received a favorable determination letter from the Internal Revenue Service regarding the income tax status of the Plan in February 2003 reflecting recent revisions to reflect legislative and tax code changes.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Plan considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(b) Investments and Investment Income

Investments are held and maintained by the Plan trustee, Chittenden Wealth Management Group, an affiliate of the Plan sponsor, and are reported at fair value. The fair value of participant directed investment assets, which includes all investments other than insurance contracts and participant loans receivable, are measured by quoted prices in an active market. Participant loans receivable are valued at face amount, which approximates fair value. The guaranteed investment accounts are recorded at their contact amount, which approximates fair value.

Summary of Significant Accounting Policies (continued)

(c) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Investments

A description of the participant directed investment fund options available during 2002 follows:

(a) Federated Automated Cash Management - The primary objective is to achieve an income return through investment in federally insured deposit accounts. Returns will approximate those of relatively short-term cash equivalent vehicles, which normally realize lower comparable yields than long-term, higher risk vehicles. Invested capital will not vary.

(b) Federated U.S. Government Securities 2-5 Year Fund - The investment purpose is to realize relatively stable current income through a high-quality, professionally managed portfolio of U.S. government securities. The fund is appropriate for investors whose goals include greater stability of principal and higher current income than can be expected from investing only in common stocks.

(c) Chittenden Corporation Stock Fund - The principal aim is to participate in the growth of the Plan sponsor, Chittenden Corporation and its subsidiaries through investment in its common stock. Invested capital will vary directly with the price of Chittenden Corporation stock, which trades on the New York Stock Exchange under the symbol CHZ.

(d) Janus Fund - The investment objective is to provide the potential to achieve long-term growth of capital, consistent with preservation of capital, by investing primarily in common stocks of companies of any size. The fund is appropriate for investors with a long-term investment horizon.

(e) Federated Stock and Bond Fund - The Fund seeks to provide relative safety of capital with the possibility of long-term growth of capital and income by investing in common and preferred stocks, bonds, notes, and short-term obligations. The fund is appropriate for investors whose goals include both capital growth and income.

(f) Credit Suisse Emerging Growth Fund - The Fund seeks capital appreciation by investing primarily in small and medium-size companies with positive earnings prospects. The fund is appropriate for investors with a long-term investment horizon who are willing to accept greater short-term changes in value for the potential of a higher long-term return.

(g) PIMCO PEA Renaissance Fund - The Fund seeks long-term capital growth and current income. The fund primarily invests in common stocks. It may invest up to 10% of assets in convertible securities rated below B. The fund may also invest up to 35% of assets in nonconvertible debt rated below investment- grade.

(h) Baron Growth Fund – The fund seeks capital appreciation; investment income is not a consideration. The fund invests primarily in common stocks but may also invest in other equity-type securities such as convertible bonds and debentures, preferred stocks, warrants and convertible preferred stocks. It invests primarily in small sized companies with market values under $1.5 billion.

Investments (continued)

(i) Federated Stock Trust Fund - The investment objective is to provide the potential to achieve growth of income and capital. The fund invests in high quality blue chip stocks from some of America's premier corporations that appear to be temporarily undervalued.

(j) Federated Index Trust Max-Cap Fund - The fund seeks investment results that correspond with the aggregate price and dividend performance of publicly traded common stocks as represented by the S + P 500 Index.

(k) Scudder International Fund - The fund seeks long-term growth of capital by investing primarily in equity securities of established companies that are listed on foreign exchanges.

(l) Federated Capital Appreciation Fund – The fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities, including common stocks, preferred stocks, and convertible securities; it may invest in convertibles rated below BBB. The advisor's stock selection emphasizes such factors as price/cash flow, price/book value, and projected earnings growth. The fund may also invest in companies involved in mergers or restructuring. It may invest up to 20% of assets in foreign securities.

(m) Janus Adviser International Fund – The Fund seeks long-term capital growth. The fund normally invests at least 65% of assets in equities of issuers from at least five different countries. It typically invests no more than 35% of assets in high-yielding securities. The fund may also invest in debt securities and derivatives.

(n) Janus Growth and Income Fund – The Fund seeks long-term growth of capital and current income. The fund invests in any combination of equity and fixed-income securities, provided that at least 25% of assets are maintained in securities selected for their growth potential and at least 25% of assets are invested in securities selected for current income. The fixed-income portion consists primarily of investment-grade debt, though it may hold up to 35% of assets in debt rated below BBB. The fund may invest without limit in foreign securities. It may engage in options and futures strategies.

Non-participant directed investments include participant loans receivable totaling $1,712,687 and $1,773,104 as of December 31, 2002 and 2001.

Guaranteed investment accounts at New England Financial totaling $44,419 and $64,720 at December 31, 2002 and 2001 have also been classified as non-participant directed investments. These insurance contracts were transferred into the Plan during the merger of the Pomerleau Agency, Inc. Profit Sharing Plan into the Chittenden Plan.

After the transfer into the Plan, participant and employer contributions were no longer allowed to be invested in the contracts.

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2002 and 2001

Investments (continued)

Investments that represent 5% or more of the Plan's net assets at December 31, 2002 and 2001 are as follows:

	Fair Value	
	2002	2001
Company stock fund: Chittenden Corporation Stock Fund: (775,330 shares in 2002 and 786,753 in 2001)	$ 19,755,408	$ 21,714,383
Mutual funds: Janus Fund: (470,962 shares in 2002 and 554,950 shares in 2001)	8,392,542	13,405,760
Federated U.S. Government Securities 2 - 5 year Fund: (688,460 shares in 2002 and 531,490 shares in 2001)	8,034,331	5,894,223
Credit Suisse Emerging Growth Fund: (153,925 shares in 2001)	-	4,154,422
Federated Stock and Bond Fund: (258,538 shares in 2002 and 237,890 shares in 2001)	4,051,292	4,248,713
PIMCO PEA Renaissance Fund: (238,387 shares in 2002)	3,466,141	-
Federated Capital Appreciation Fund: (264,301 shares in 2002)	5,119,518	-
Federated Index Trust Max-Cap Fund: (204,744 shares in 2001)	-	4,766,433
Money Market Fund: Federated Automated Cash Management: (7,618,749 units in 2002 and 5,820,028 units in 2001)	7,618,797	5,820,028
	$ 36,682,621	$ 38,289,579

Net appreciation (depreciation) in the fair value of investment securities during the years ended December 31, 2002 and 2001 are as follows:

	2002	2001
Corporate stocks	$ (1,496,297)	$ 2,700,141
Mutual funds	(8,045,167)	(7,380,079)
	$ (9,541,464)	$ (4,679,938)

(4) Plan Termination

Although it has not expressed any intention to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

(5) Related Party Transactions

At December 31, 2002 and 2001, participant directed investments included $19,755,408 and $21,714,383 of Chittenden Corporation common stock. Chittenden Corporation is the Plan Sponsor.

(6) Plan Mergers and Divestitures

In 2002, the Plan was amended to allow for the merger of the Ocean National Bank Profit Sharing Plan into the Chittenden Plan. The employees of the Ocean National Bank became eligible to participate in the Chittenden Plan effective July 1, 2002. The effect of the transfer was an addition of $3,056,941 in Plan assets and an increase of 145 Plan participants.

In 2001, Chittenden Corporation purchased Maine Bank & Trust Company; in 2003 Chittenden Corporation purchased Granite State Bankshares, Inc. Maine Bank & Trust Company and Granite State Bankshares employee benefit plans will be merged into the Chittenden Plan on January 1, 2003 and March 1, 2003, respectively. The effect of the merger will be an increase of approximately 480 Plan participants.

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
December 31, 2002

Schedule H, line 4i - Schedule of Assets Held for Investment Purposes at End of Year

Plan Sponsor : Chittenden Corporation

Administrator's EIN: 03-0228404
Plan number: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Federated US Government Securities 2-5 Year Fund	688,460.238 shares		8,034,331
	Janus Fund	470,961.946 shares		8,392,542
	Federated Stock and Bond	258,538.072 shares		4,051,292
	Federated Stock Trust Fund	90,654.520 shares		2,463,990
	PIMCO PEA Renaissance Fund	238,386.588 shares		3,466,141
	Baron Growth Fund	49,453.146 shares		1,330,290
	Federated Capital Appreciation	264,301.380 shares		5,119,518
	Janus Advisor International Fund	83,799.650 shares		1,522,640
	Janus Growth and Income Fund	20,625.576 shares		481,401
	Federated Automated Cash Management	7,618,749.120 shares		7,618,797
*	Chittenden Corporation Stock Fund	775,330.000 shares		19,755,408
	New England Financial GIC	44,419.260 shares		44,419
	Participant Loans	6.25% - 6.75%	-	1,712,687
				63,993,456

* Investment in stock of Plan Sponsor

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
December 31, 2002

Schedule H, line 4j - Schedule of Reportable Transactions

Plan Sponsor : Chittenden Corporation

Administrator's EIN: 03-0228404
Plan number: 002

(a) Identity of party involved	(b) Description of asset (include interest rate and maturity in case of a loan)	(c) Purchase Price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
Credit Suisse Emerging Growth Fund	mutual fund		4,021,835			6,209,967	4,021,835	(2,188,132)
Federated Capital Appreciation	mutual fund	4,902,376				4,902,376	4,902,376	-
Federated Index Trust Max-Cap Fund	mutual fund		4,902,376			5,677,890	4,902,376	(775,514)
PIMCO PEA Renaissance Fund	mutual fund	4,021,835				4,021,835	4,021,835	-

Exhibit A

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Debra S Dayman, the Plan Administrator the Chittenden Corporation Incentive Saving and Profit Sharing Plan (the "Plan"), hereby certifies that the Plan's annual report on Form 11-K for the year ended December 31, 2002 (the "Report"), as filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan. This certification is provided solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed to be part of the Report or "filed" for any purpose whatsoever.

Date: June 27, 2003

By: Debra S. Dayman
Name: Debra S. Dayman

Exhibit B

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Michael Picard, acting CFO of the Chittenden Corporation Incentive Saving and Profit Sharing Plan (the "Plan"), hereby certifies that the Plan's annual report on Form 11-K for the year ended December 31, 2002 (the "Report"), as filed with the Securities and Exchange Commission on the date hereof, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended, and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan. This certification is provided solely pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed to be part of the Report or "filed" for any purpose whatsoever.

Date: June 27, 2003

By: ____________________

Name: Michael Picard